Exhibit 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2003

(In thousands)

Earnings
Income before interest expense	$12,253
ATC equity earnings	(888)
Income before interest expense, net of ATC equity earnings	11,365
Add:
Income tax items	5,722
Income tax on other income	324
Income distribution from equity investee	580
AFUDC - borrowed funds	54
Interest on rentals*	221
Amortization of debt discount	119
Total Earnings Before Interest and Taxes	$18,385

Fixed Charges
Interest on long-term debt	$2,893
Amortization of debt discount	119
Other interest	31
Interest on rentals*	221
Total Fixed Charges	$3,264

Ratio of Earnings to Fixed Charges	5.63x

*Represents one-third of the total rental expense.